UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 70722

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brookfield Private Wealth LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Liberty Street, 35th Floor
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rafael Beck	(212) 897-1690	rbeck@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, ifapplicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OATH OR AFFIRMATION

I, <u>John Sweeney</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>Brookfield Private Wealth LLC</u> as of <u>12/31/25</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Chief Executive Officer
_____
Title

Brookfield Private Wealth LLC (formerly Brookfield Oaktree Wealth Solutions LLC)
(A wholly owned subsidiary of Brookfield Private Wealth Holdings LLC)
Statement of Financial Condition
December 31, 2025



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Brookfield Private Wealth LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brookfield Private Wealth LLC (formerly Brookfield Oaktree Wealth Solutions LLC) (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 13 , 2026

We have served as the Company's auditor since 2021.

Brookfield Private Wealth LLC
(A wholly owned subsidiary of Brookfield Private Wealth Holdings LLC)

Statement of Financial Condition
December 31, 2025

Assets		
Cash	$	5,235,102
Due from affiliates		380,645
Fixed assets, net (refer to Note 4)		144,981
Other assets		191,898
Total assets	$	5,952,626
Liabilities and Member's Equity		
Liabilities		
Due to affiliate	$	305,123
Accounts payable and accrued expenses		24,631
Total liabilities		329,754
Member's equity		5,622,872
Total liabilities and member's equity	$	5,952,626

The accompanying notes are an integral part of this financial statement

Brookfield Private Wealth LLC
(A wholly owned subsidiary of Brookfield Private Wealth Holdings LLC)

Notes to Statement of Financial Condition
December 31, 2025

1. **Organization and Nature of Business**

   Brookfield Private Wealth LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware. On December 16, 2025, the Company changed its legal name from Brookfield Oaktree Wealth Solutions LLC to Brookfield Private Wealth LLC. On December 19, 2025, Brookfield US Inc.'s interest in the Company was transferred to Brookfield Private Wealth Holdings LLC (the "Parent"), a newly established holding company wholly-owned by Brookfield US Inc. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Parent is an indirect wholly owned subsidiary of Brookfield Asset Management ULC (the "Ultimate Parent" or "BAM"), a publicly listed entity. The U.S. dollar is the functional and presentation currency of the Company.

   The Company's principal activities include the distribution and wholesaling of investment funds managed by BAM and Oaktree Capital Management, L.P. In performing dealer manager services, the Company operates as an agent rather than a principal. As a result, the Company presents the cost of services net against the related fees.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation and Use of Estimates
   The financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Revenue Recognition
   The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

   Service fee - affiliates
   The Company maintains an agreement with an affiliate, under which revenue is recognized in connection with its activities as a dealer manager. Under the terms of this arrangement, the affiliate reimburses the Company for direct costs incurred. Payment related to this revenue is made in arrears.

2. **Summary of Significant Accounting Policies (continued)**

Allowance for Credit Losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost. Changes in the allowance for credit losses are reported in credit loss expense.

The Company identified due from affiliates as impacted by the guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial assets including due from affiliates utilizing CECL framework. The Company considers factors such as historical experience, credit quality, age of the balances and economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that credit risk associated with the receivables is not significant until they reach 90 days past due based on the contractual arrangement and expectation of collection.

As of December 31, 2025, and for the period then ended, the Company did not provide for or experience any credit losses.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state or local income taxes. Additionally, any tax benefit that the Parent may receive is not remitted to the Company.

As the Company is treated as a disregarded entity and is not subject to corporate income taxes, the rate reconciliation disclosures required by the Financial Accounting Standards Board Accounting

Standards Update ("ASU") No. 2023-09, *Income Taxes: Improvements to Income Tax Disclosures,* are not applicable.

At December 31, 2025, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for the current and previous three years.

2. **Summary of Significant Accounting Policies (continued)**

Fixed Assets
The Company's fixed assets are stated at cost. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets, and accumulated depreciation are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets are depreciated using the straight-line method over a period of 3-7 years for fixed assets.

Segment Reporting
The Company conducts its business and reports financial results as one operating segment and one reportable segment as the Company is engaged in a single line of business as a securities broker dealer. The presentation of financial results as one reportable segment is consistent with the way the Company operates its business and is consistent with the manner in which the Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The accounting policies used to measure the profit and loss of the segment are the same as described in the summary of significant accounting policies. The Company's Chief Executive Officer serves at the CODM of the Company.

3.   **Transactions with related parties**

The Company maintains an administrative services agreement with BOWS Administrator LLC ("Service Provider").

The following is a summary, at December 31, 2025, of balances owed to or from related parties:

Due from affiliates		
Due from funds	$	305,123
Due from Brookfield US Inc.		55,537
Due from Brookfield Public Securities Group LLC		19,949
Due from Brookfield GCG US LLC		36
	$	380,645
Due to affiliate		
Due to Brookfield Property Group		305,123
	$	305,123

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Fixed assets**

Fixed assets at December 31, 2025 consists of:

Website costs	$ 1,279,317
Software costs	61,950
	1,341,267
Less: Accumulated depreciation	(1,196,286)
	$ 144,981

5. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. As of December 31, 2025, the Company had net capital of $4,905,348 which exceeded the required net capital by $4,655,348.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

6. **Financial risk management**

The Company is exposed to credit risk as substantially all the cash of the Company is held by a single major money center bank. The Company manages its credit risk through careful selection of the financial institutions through which it conducts its business and clients to whom it provides services. The Company has minimal liquidity, foreign exchange, and market risk.

7. **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2025, and determined that there are no material events that would require recognition or disclosure in the Company's financial statement.